UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     For the month of December 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____  No X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes_____ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date December 5, 2007

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street   Vancouver   British Columbia   V6B 1N2
Telephone: (604) 681-3131    Facsimile: (604) 408-3884

NEWS RELEASE

December 5, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR INTERSECTS 36.70 METERS OF 1.11% COPPER INCLUDING 7.40 METERS OF 2.96% COPPER AT THE K2-IOCG DISCOVERY AT CONTACT LAKE

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and the OTCBB (ASXSF), is pleased to report that the Company has received assays on the second and third holes of the Company’s nine hole summer/fall 2007 drill program at the K2-IOCG discovery at Contact Lake, NT. This follows eight holes which were completed during the Company’s 2006 drill program. Drill hole K2-07-12 intersected several large copper-bearing zones, including a zone of 93.00 meters of 0.35% copper. This hole not only intersected several zones of copper mineralization at different depths which included 42.50 meters of 0.32% copper and 44.52 meters of 0.33% copper, it also intersected a zone of vanadium mineralization which included 34.50 meters of 0.22% V2O5. In addition, drill hole K2-07-13 intersected 36.70 meters of 1.11% copper. The latest results from the K2 discovery confirm the initial drill results whereby the Company announced that it had discovered a zone of hydrothermal and structurally controlled poly-metallic breccias that are enriched in copper and locally in gold, silver and cobalt. The K2-IOCG target is located on the Contact Lake property, on the south side of Echo Bay. All eight drill holes from the 2006 drill program (NR December 14, 2006, January 17, 2007) intersected multiple zones of altered and mineralized breccias with disseminated and vein hosted copper, gold, silver and cobalt sulphide mineralization. The Company’s 2007 drill program was completed between May and October 2007 and consisted of over 19,600 meters of drilling, with over 73 holes drilled resulting in over 10,200 samples being collected and submitted for assaying.

A QAQC (quality assurance, quality control) program conducted by the Company which consisted of the introduction of standard, duplicate, and blank samples introduced into the sample sequence at irregular and random intervals to test the sampling and assay procedures. Standard samples were prepared by Acme Analytical Laboratories Ltd. (“Acme”) of Vancouver British Columbia. All drill core samples were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme facilities in Yellowknife, NT where they were crushed and pulped, and then transported to Acme’s main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. Samples were subjected to aqua regia digestion and analyzed for 40 elements and induced coupled plasma-mass spectrometry (ICP-MS) following four acid digestions (HF, HCIO4, HNO3 and HCI). All analysis for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using ICPFA method to obtain correct values.

Highlights from significant mineralized down hole intervals from the new hole reporting, include:

  K2-07-12 intersected 93.00 meters of 0.35% copper including 1.35 meters of 1.45% copper. Other mineralized zones of 44.52 meters of 0.33% copper and 42.50 meters of 0.32% copper were intersected in this drill hole. Also 2.97 meters of 27.3 g/ton silver including 0.77 meter of 69.0 g/ton silver was intersected in this hole.
  K2-07-13 intersected 36.70 meters of 1.11% copper including 0.90 meter of 5.45% copper, 5.20 meters of 1.31% copper, 7.40 meters of 2.96% copper and 3.00 meters of 0.45% copper.

The K2-IOCG target area is a target area in which drilling encountered significant IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The accompanying table gives a summary of drilling highlights and assay results returned from holes K2-07-12 and K2-07-13 at the K2-IOCG Target Discovery Zone at Contact Lake, NT.

K2-IOCG Discovery Zone -Drill Summary (Hole - #12-#13)

DRILL HOLE RESULTS
Drill Hole	Depth			Copper	Silver	Vanadium
	From	To	Interval	Cu	Ag	V2 O5
	(m)	(m)	(m)	(%)	(g/ton)	(%)
K2-07-12	3.50	5.00	1.50	0.20	0.2	0.01
	6.50	12.50	6.00	0.17	0.6	0.02
	24.35	37.00	12.65	0.20	1.4	0.02
	38.50	40.00	1.50	0.19	0.3	0.01
	44.50	49.00	4.50	0.23	0.3	0.02
	71.00	72.00	1.00	0.12	0.4	0.02
	73.50	116.00	42.50	0.32	1.3	0.02
	138.50	145.50	7.00	0.26	1.3	0.02
	150.60	154.53	3.93	0.17	0.6	0.02
	171.00	264.00	93.00	0.35	3.7	0.02
	251.90	253.25	1.35	1.45	7.0	0.02
	265.50	271.75	6.25	0.23	5.7	0.01
	274.50	276.00	1.50	0.17	3.5	0.04
	278.30	279.20	0.90	0.13	6.1	0.03
	285.03	288.00	2.97	0.13	27.3	0.06
	285.03	285.80	0.77	0.19	69.00	0.09
	298.45	298.95	0.50	0.02	1.4	0.32
	314.00	315.15	1.15	0.10	1.8	0.16
	319.00	327.90	8.90	0.18	4.0	0.05
	331.50	333.00	1.50	0.18	0.9	0.02
	342.00	346.55	4.55	0.12	5.6	0.13
	342.00	376.50	34.50	0.05	1.3	0.22
	354.00	357.00	3.00	0.03	0.6	0.43
	382.98	427.50	44.52	0.33	1.3	0.04
	456.70	468.45	11.75	0.13	3.1	0.01
	514.40	522.00	7.60	0.18	0.4	0.02
	526.50	527.20	0.70	0.64	0.4	0.03
	536.35	537.50	1.15	0.18	0.7	0.02

Drill Hole	Depth			Copper	Silver
	From	To	Interval	Cu	Ag
	(m)	(m)	(m)	(%)	(g/ton)
K2-07-13	21.00	57.70	36.70	1.11	1.8
	31.00	31.90	0.90	5.45	5.7
	34.60	39.80	5.20	1.31	1.1
	45.80	53.20	7.40	2.96	4.7
	62.20	65.20	3.00	0.45	0.7
	66.70	68.20	1.50	0.23	0.3
	74.20	75.70	1.50	0.11	0.2
	77.20	78.70	1.50	0.12	0.3
	83.20	87.70	4.50	0.20	0.5
	116.20	117.70	1.50	0.10	1.7
	128.20	129.70	1.50	0.37	0.5
	156.70	158.20	1.50	0.15	0.3
	212.20	212.70	0.50	0.44	0.7

Metal values as at today’s market price. Gold $797.90.10 US per ounce, Copper $2.99 per pound, Silver $14.26 US per ounce, Cobalt $39.95 US per pound, Vanadium $7.50 US per pound, Zinc $1.08US per pound, Lead $1.30 US per pound, and Uranium $93.00 US per pound as of December 4, 2007.

Note: Due to strong hydrothermal alteration which destroyed the original layering of the host volcanic rocks, true thickness has not been calculated for these holes.

Pictures of the Eldorado IOCG & Uranium Project drill core may be viewed at the Company’s Website at

www.alberta-star.com.

Drill hole K2-07-12 has 50 degree inclination and 245 degree azimuth and it is drilled parallel to drill hole K2-06-11. Inclination and azimuth for drill hole K2-07-13 are 50 degrees and 225 degrees, respectively, and it is drilled 150 meters from drill hole K2-07-12. Similar to drill hole K2-07-11, strong potassic and IOCG style hydrothermal alteration and mineralization in hole K2-07-12 extends to a depth of several hundred meters (436.0 meters vertical depth). Similarly drill hole K2-07-13 shows strong hydrothermal alteration and mineralization. Additional drill holes from K2 are pending and will be released once they have been received and compiled by the Company.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size. The Eldorado & Contact IOCG + uranium project areas include five past producing high grade silver and uranium mines. This includes he Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company’s land ownership package. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131	Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo., who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131